FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the Month of December, 2003

Commission File Number 001-11712

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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M-SYSTEMS FLASH DISK PIONEERS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2003

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Interim Consolidated Balance Sheets	2

Interim Consolidated Statements of Operations	3

Interim Statements of Changes in Shareholders' Equity	4

Interim Consolidated Statements of Cash Flows	5

Notes to Interim Consolidated Financial Statements	6 - 12

- - - - - - - - - - - - - - -

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INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	September 30, 2003	December 31, 2002
ASSETS	Unaudited	(Note 1b)

CURRENT ASSETS:
Cash and cash equivalents	$ 42,799	$ 29,833
Short-term bank deposits	1,158	23,364
Short-term marketable securities	3,556	10,836
Trade receivables (net of allowance for doubtful accounts of $ 143 and $ 102 as of September 30, 2003 and December 31, 2002, respectively)	12,270	4,920
Other receivables and prepaid expenses	3,852	1,962
Inventories	26,354	17,100

Total current assets	89,989	88,015

LONG-TERM INVESTMENTS:
Long-term investments	11,083	10,616
Long-term marketable securities	46,280	30,061
Severance pay fund	2,369	1,763

Total long-term investments	59,732	42,440

PROPERTY AND EQUIPMENT, NET	16,808	16,756

OTHER INTANGIBLE ASSETS, NET	580	991

Total assets	$ 167,109	$ 148,202

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$ 15,167	$ 8,044
Deferred revenues	5,761	4,759
Other accounts payable and accrued expenses	5,971	4,915

	26,899	17,718

ACCRUED SEVERANCE PAY	3,022	2,194

MINORITY INTEREST IN A SUBSIDIARY	71	-

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.001 par value:
Authorized - 100,000,000 shares as of September 30, 2003 and December 31, 2002; Issued and outstanding - 28,813,705 shares as of September 30, 2003 and 27,485,361 as of December 31, 2002;	8	8
Additional paid-in capital	195,154	185,387
Accumulated deficit	(58,045)	(57,105)

Total shareholders' equity	137,117	128,290

Total liabilities and shareholders' equity	$ 167,109	$ 148,202

The accompanying notes are an integral part of these consolidated financial statements.

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INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,		Year ended December 31,
	2003	2002	2002
	Unaudited		(Note 1b)

Revenues	$ 81,784	$ 44,160	$ 64,817
Cost of revenues	57,054	30,206	44,415

Gross profit	24,730	13,954	20,402

Operating expenses:
Research and development, net	10,118	8,457	11,974
Selling and marketing	13,937	9,108	12,547
General and administrative	3,559	2,959	4,000

Total operating expenses	27,614	20,524	28,521

Operating loss	(2,884)	(6,570)	(8,119)
Financial income, net	1,874	1,953	2,619

Loss before minority interest in losses of a subsidiary	(1,010)	(4,617)	(5,500)
Minority interest in losses of a subsidiary	70	-	-

Net loss	$ (940)	$ (4,617)	$ (5,500)

Basic net loss per ordinary share	$ (0.03)	$ (0.17)	$ (0.20)

Diluted net loss per ordinary share	$ (0.03)	$ (0.17)	$ (0.20)

Weighted average number of shares used in computing basic and diluted net loss per share	27,909,637	26,928,271	26,953,410

The accompanying notes are an integral part of these consolidated financial statements.

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INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2001 (Note 1b)	8	$ 184,648	$ (51,605)	$ 133,051

Exercise of options	*) -	303	-	303
Exercise of warrants to investors	*) -	*) -	-	*) -
Issuance of shares related to employees stock purchase plan	*) -	436	-	436
Net loss and comprehensive loss	-	-	(5,500)	(5,500)

Balance as of December 31, 2002 (Note 1b)	8	185,387	(57,105)	128,290

Issuance of shares, net	*) -	7,898	-	7,898
Exercise of options	*) -	1,610	-	1,610
Issuance of shares related to employees stock purchase plan	*) -	259	-	259
Net loss and comprehensive loss	-	-	(940)	(940)

Balance as of September 30, 2003 (unaudited)	$ 8	$ 195,154	$ (58,045)	$ 137,117

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of these consolidated financial statements.

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INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Year ended December 31,
	2003	2002	2002
	Unaudited		(Note 1b)
Cash flows from operating activities:
Net loss	$ (940)	$ (4,617)	$ (5,500)
Adjustments to reconcile loss to net cash provided by (used in) operating activities:
Depreciation and amortization of other intangible assets	1,945	1,612	2,234
Accrued interest and amortization of premium on held-to-maturity marketable securities and bank deposits	273	189	167
Gain on sale of available-for-sale and held-to-maturity marketable securities	-	(70)	(70)
Accrued interest on short-term bank deposits	(118)	(349)	(502)
Capital loss (gain) from sale of property and equipment	(3)	8	-
Severance pay, net	222	(95)	(80)
Minority interest in losses of a subsidiary	(70)	-	-
Decrease (increase) in trade receivables, net	(7,350)	1,660	205
Increase in other receivable and prepaid expenses	(1,876)	(52)	(903)
Increase in inventories	(9,254)	(4,650)	(5,469)
Increase in trade payables	7,123	2,551	5,248
Increase in deferred revenues	1,002	206	1,840
Increase in other accounts payable and accrued expenses	1,056	177	79

Net cash used in operating activities	(7,990)	(3,430)	(2,751)

Cash flows from investing activities:
Short-term bank deposits, net	22,324	(22,862)	(22,862)
Investment in private company	(306)	(204)	(207)
Proceeds from establishing a subsidiary (Smart Caps)	141	-	-
Investment in long-term lease deposits	(115)	(40)	7
Loans to employees, net	(60)	(71)	(76)
Purchase of held-to-maturity marketable securities	(25,213)	(25,339)	(30,955)
Proceeds from sale and maturity of available for sale and held-to-maturity marketable securities	16,001	8,283	11,283
Purchase of property and equipment	(1,607)	(951)	(1,292)
Proceeds from sale of property and equipment	24	27	33

Net cash provided by (used in) investing activities	11,189	(41,157)	(44,069)

Cash flows from financing activities:
Proceeds from issuance of share capital, net	7,898	-	-
Proceeds from exercise of options, net	1,610	210	303
Proceeds from issuance of shares related to employees stock purchase plan	259	214	436

Net cash provided by financing activities	9,767	424	739

Increase (decrease) in cash and cash equivalents	12,966	(44,163)	(46,081)
Cash and cash equivalents at beginning of period	29,833	75,914	75,914

Cash and cash equivalents at end of period	$ 42,799	$ 31,751	$ 29,833

The accompanying notes are an integral part of these consolidated financial statements.

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NOTE 1:- GENERAL

a.  M-Systems Flash Disk Pioneers Ltd. (the "Company") designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets. The Company's products are primarily focused on two fast-growing digital consumer electronics markets: the Company's DiskOnKey products target the USB (universal serial bus) flash drive market and the Company's DiskOnChip products primarily target the multimedia mobile handset market.  The Company's DiskOnKey product is a personal, portable, thumb-sized flash disk drive for the storage and transfer of digital data files, including media files such as pictures and audio files. The Company's DiskOnChip product jointly developed with Toshiba Corporation ("Toshiba") is a monolithic flash disk product, combining flash memory and a controller on a single die. Mobile DiskOnChip, the Company's next generation DiskOnChip product, is a high-capacity and high performance flash data storage solution for the multimedia mobile handset market. In addition to flash data storage products targeted at the USB flash drive and multimedia mobile handset markets, the Company also sells flash data storage products targeted at the embedded systems and industrial applications markets.  The Company's DiskOnChip for embedded systems provides the functionality of a mechanical hard drive on a solid-state silicon chip.  The Company also sells its FFD (Fast Flash Disk) product, a ruggedized solid state flash disk product for industrial applications that require reliable and high performance data storage.

As of September 30, 2003, the Company has wholly-owned subsidiaries in the United States, Netherlands, Taiwan, China, U.K., Japan and Israel, and an Israeli subsidiary in which the Company holds a 79.95% interest.

The Company depends on Toshiba as a single source for its Mobile DiskOnChip, DiskOnChip Millennium and DiskOnChip Millennium Plus products, and expects to be dependant on Toshiba as a single source for future DiskOnChip products. Toshiba not only provides the flash components but also manufactures and assembles the finished product. If Toshiba were to breach its obligations under its agreements with the Company, close down or downsize its flash business, experience manufacturing problems or delays for any reason, including experiencing difficulty in obtaining sufficient raw materials, work stoppages or excessive demand for its manufacturing capacity, the Company may be unable to fill its customers` orders for this product or unable to fulfill them in a timely fashion, which would result in lost sales and significantly lower revenues.

The Company relies on third parties to manufacture and supply components for its products, including the capacitors, printed circuit boards and the application specific integrated circuit (or ASIC) components used in the DiskOnKey and in some of the DiskOnChip products. For some components, the Company relies on a single source of supply. In particular, it has an agreement with Atmel Sarl, its single source for supply of ASIC components for the DiskOnKey products.  Because the Company depends on individual suppliers for certain key components, and does not have a long-term supply contract with its suppliers, it faces the risk of inadequate component supply, price increases, late deliveries and poor component quality, as any supplier may terminate their relationships with the Company or pursue other relationships with its competitors.

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NOTE 1:- GENERAL (Cont.)

In July 2003, the Company established a new subsidiary, Smart Caps Ltd. ("Smart Caps"). Smart Caps was formed for the research, development and marketing of consumer electronics applications related to the DiskOnKey line of products. The State of Israel, through the Office of the Chief Scientist, has committed to match the Company`s investment in Smart Caps up to a total amount of approximately $ 550. In consideration for their respective investments, each of the Company and the State of Israel will receive in return 250,000 preferred shares NIS 0.01 par value each of Smart Caps. The Company is entitled to all of the management rights in Smart Caps including all voting rights and the right to nominate all Board members. As of September 30, 2003, the Company had invested the entire $550 while the State of Israel had only invested approximately $ 138. As a result, the Company currently holds 79.95% of the share capital of Smart Caps, which may decrease to as low as 50% after the State of Israel, completes its investment commitment.

In July 2003, the Company announced a set of new agreements with Toshiba that broadened its existing strategic relationship.  Under the new agreements, Toshiba has committed to provide the Company with a specified portion of its flash component manufacturing capacity, and has improved, in many respects, the overall terms for the Company`s purchase from Toshiba of raw flash components and DiskOnChip products.  The agreements are effective for varying terms of at least seven years, subject to the terms and conditions of each agreement. The Company also entered into a cross-licensing agreement with Toshiba, which provides each party with a license to specified patents of the other party.

As part of the broader relationship, the Company issued 330,811 ordinary shares to Toshiba for a total consideration of $ 3,877 (net of issuance expenses in the amount of $ 123).

In addition, under the share purchase agreement the Company issued Toshiba an option exercisable until July 30, 2004 to increase its stake in the Company to up to 4.99% of the shares outstanding at the time of exercise through the purchase of additional ordinary shares from the Company at the then current market price for its ordinary shares.

b. Basis of preparation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2003, are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2003.

The consolidated balance sheet at December 31, 2002 and the December 31, 2002 consolidated statements of operations, changes in shareholders` equity and cash flows have been derived from the audited financial statements at that date but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  For further information, refer to the consolidated financial statements and footnotes thereto included in the Company`s annual report on Form 20-F for the year ended December 31, 2002.

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NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2002 are applied consistently in these financial statements.

a. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and FIN No. 44 "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plan. Under APB No. 25, when the exercise price of the Company's options is less than the market value of the underlying shares on the date of grant, compensation expense is recognized and amortized over the vesting period. The pro forma information with respect to the fair value of the options is provided in accordance with the provisions of Statement of Financial Accounting Standard ("SFAS") No. 123 "Accounting for Stock-based Compensation."

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of SFAS No. 123." SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As at the balance sheet date, the Company continues to apply APB No. 25.

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NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information regarding net income (loss) and net earnings (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee options under the fair value method prescribed by that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the nine months ended September 30, 2003 and 2002 and for the year ended December 31, 2002.

	Nine months ended September 30,		Year ended December 31,
	2003	2002	2002
	Unaudited		(Note 1b)

Risk free interest	1%	1.5%	1.5%
Dividend yields	0%	0%	0%
Volatility	63%	62%	62%
Expected life (in years)	3.25	3.25	3.25

Pro forma information under SFAS No. 123:

Net loss as reported	$ (940)	$ (4,617)	$ (5,500)

Less - stock-based compensation expense determined under fair value method for all awards	$ 3,382	$ 3,403	$ 4,475

Pro forma net loss	$ (4,322)	$ (8,020)	$ (9,975)

Pro forma basic and diluted loss per share	$ (0.15)	$ (0.30)	$ (0.37)

c. Recently issued accounting pronouncements:

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003 and by the beginning of the first interim or annual reporting period commencing after March 15, 2004 for Variable Interest Entities created prior to February 1, 2003. The Company does not except the adoption of FIN 46 to have a material impact on its results of operations or financial position.

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NOTE 3:- INVENTORIES

	September 30, 2003	December 31, 2002
	Unaudited	(Note 1b)

Raw materials	$ 2,678	$ 3,021
Work in progress	7,351	3,367
Finished products	16,325	10,712

	$ 26,354	$ 17,100

NOTE 4:- SHAREHOLDERS` EQUITY

a. In May 2003, the Company entered into a Share Purchase Agreement with a director, for the purchase by the director of 500,000 unregistered ordinary shares of the Company. In July 2003, the shares were issued for a total consideration of $ 4,021 (net of issuance expenses in the amount of $ 84).

b. In August 2003, the Company issued 330,811 unregistered ordinary shares to Toshiba for a total consideration of $ 3,877 (net of issuance expenses in the amount of $ 123) (see also Note 1).

NOTE 5:- CUSTOMERS AND GEOGRAPHIC INFORMATION

The Company manages its business on a basis of one reportable segment. See Note 1 for a description of the Company's business. Total revenues are attributed to geographic areas based on the location of customers in accordance with Statement of Financial Accounting Standard of No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131").

The following presents total revenues and long-lived assets as of and for the periods ended September 30, 2003 and 2002, and December 31, 2002:

	Nine months ended September 30,				Year ended December 31,
	2003		2002		2002
	Unaudited				(Note 1b)
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long- lived assets

Israel	$1,490	$17,016	$1,333	$17,034	$1,678	$ 16,923
United States	27,170	94	12,170	133	17,248	117
Europe	12,714	2	7,750	4	10,605	4
Taiwan	13,562	82	4,253	112	8,282	100
Japan	19,197	77	15,223	79	22,177	76
Far East (excluding Taiwan and Japan)	7,651	16	3,431	16	4,827	15

	$ 81,784	$ 17,287	$ 44,160	$ 17,378	$ 64,817	$ 17,235

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NOTE 5:- CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

Total revenues from external customers, divided on the basis of the Company's product lines, are as follows:

	Nine months ended September 30,		Year ended December 31,
	2003	2002	2002
	Unaudited		(Note 1b)

DiskOnChip	$ 18,100	$ 16,469	$ 25,753
DiskOnKey	49,445	19,336	26,810
Mobile DiskOnChip	8,443	1,614	3,613
Fast Flash Disks (FFD)	4,001	5,172	5,926
Other	1,795	1,569	2,715

	$ 81,784	$ 44,160	$ 64,817

Major customers data as a percentage of total revenues is as follows:

	Nine months ended September 30,		Year ended December 31,
	2003	2002	2002
	Unaudited		(Note 1b)

Customer A	20%	15%	15%
Customer B	3%	13%	10%
Customer C	3%	11%	7%

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NOTE 6:- SUBSEQUENT EVENTS

In October 2003, Jaco Electronics, Inc. (one of the Company`s distributors) filed a claim against the Company`s U.S. subsidiary. In this action, the claimant alleged, among other things, that there was fraud and misappropriation in connection with Jaco's purchase of the assets of Reptron Electronics, Inc. (a former distributor of the Company). The claimant is demanding monetary damages in an amount of not less than $10.4 million plus punitive damages. The Company intend to vigorously defend the case. The Company filed a motion to dismiss the complaint on December 12, 2003. Briefing is continuing on that motion. At this stage, the Company is unable to estimate the financial consequences, if any, of this action.

- - - - - - - - - -

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the consolidated financial statements, the related notes to the consolidated financial statements and "Item 5 - Operating and Financial Review and Prospects" included in M-Systems' Annual Report on Form 20-F for the fiscal year ended December 31, 2002 and the unaudited interim consolidated financial statements for the nine months ended September 30, 2003 contained in this Report on Form 6-K and the related notes to such unaudited condensed consolidated financial statements.

This report on Form 6-K contains or incorporates historical information and forward-looking statements within the meaning of the U.S. federal securities laws. Statements looking forward in time are included in this Report on Form 6-K in reliance on the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested herein, including all of the risks and uncertainties discussed under "Risk Factors" and elsewhere in the Annual Report. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements and you should therefore not rely on these forward-looking statements, which speak only as of the date of this Report on Form 6-K.

We urge you to consider that statements that use the terms "believe," "expect," "intend," "estimate," "anticipate," and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties.

Except as required by applicable law, including the securities laws of the US, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise and we disclaim any obligation to publicly revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based.

Unless the context otherwise requires, all references in this Report on Form 6-K to "M-Systems," "we," "our," "us" and the "Company" refer to M-Systems Flash Disk Pioneers Ltd. and its consolidated subsidiaries.

Significant Accounting Policies

The preparation of financial statements requires management to make estimates, assumptions, and judgments that affect both (1) the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the date of the financial statements, and (2) the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates, assumptions, and judgments. Management bases its estimates, assumptions, and judgments on historical experience and on various other factors that it believes to be reasonable under the circumstances, some of which may not be readily apparent from other sources. However, actual results might differ from the results that were reported. Please refer to Note 1 of our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2002 for a summary of our significant accounting policies.

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Management believes the following critical accounting policies affect its significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition - We and our subsidiaries generate most of our revenues from selling our data storage products to consumer electronic companies, resellers and original equipment manufacturers (OEMs). Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101") when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectibility is reasonably assured. Because of frequent sales price reductions and rapid technology obsolescences in our industry, sales made to OEMs, resellers or consumer electronics companies under agreements allowing price protection or right of return are deferred until the OEMs, resellers or consumer electronics companies sell the merchandise to the end customer, or the right of return expires.

Inventory Valuation - Our policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time horizons, valuation of existing inventory, as well as product life-cycle and product development plans. The estimates of future demand that we use in the valuation of inventory are the basis for our revenue forecast, which is also consistent with our short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from slow moving items. We write-down our inventory for estimated obsolescence or unmarketable inventory in amounts equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions, in particular, prices of flash memory components.

Investment in private companies - An investment in a privately-held company is recorded at the lower of cost or estimated fair value. Any decrease in the value of the investment, other than a temporary decrease, is recorded when it becomes known to us.

Results of Operations

The following is a brief description of certain of the line items included in our financial statements as well as trend information regarding those line items:

Revenues. Substantially all of our revenues are generated from sales of our products. A significant portion of our product sales consists of sales of our DiskOnKey product line, sales of our DiskOnChip product line and sales of our Mobile DiskOnChip product line. For the first nine months of 2003, we derived approximately 60% of our revenues from sales of our DiskOnKey product line, 22% of our revenues from sales of our DiskOnChip product line and 10% from sales of our Mobile DiskOnChip product line.

We began to generate revenues from our DiskOnKey product line in 2001 and from our Mobile DiskOnChip product line in 2002.  Although we experienced a decline in DiskOnChip revenues for embedded systems in 2001 due to the global economic slowdown, our introduction of the DiskOnKey and Mobile DiskOnChip products have since brought us consistent revenue growth and our quarterly results have shown consecutive growth, quarter by quarter, from the third quarter of 2001 through the third quarter of 2003. In 2002, our revenues grew 45% in comparison to 2001, and our revenues for the first nine months of 2003 grew by 85% in comparison to the first nine months of 2002.

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Cost of Revenues. Our cost of revenues consists primarily of the cost of flash memory components, ASIC components and manufacturing costs (including costs of subcontractors that manufacture our products), salaries and related personnel expenses for those engaged in the manufacture of our products, maintenance costs and other overhead costs.

In the event that the market price for flash components increases, we may be unable to pass these price increases on to our customers and, consequently, our cost of revenues could rise and our gross margins could be adversely impacted.  For example, in the third quarter of 2003, due to increased demand for consumer electronic products, such as USB flash drives and flash memory cards for digital cameras, demand for flash memory components exceeded available supply, causing flash memory component prices to rise.  Due to the higher prices for flash components in the quarter, our gross margins declined to 27%, as compared to 32% in the second quarter of 2003.  We expect flash memory supply constraints to continue in the coming quarters, which could continue to adversely impact our gross margins. Also, as sales of DiskOnKey products, which have lower gross margins than our other products, constitute a growing percentage of our revenues, we expect there will be downward pressure on our margins.

Research and Development Expenses, Net. Research and development expenses consist primarily of salaries and related personnel expenses and subcontractor costs related to the design, development and testing of new products and technologies and product enhancements. Research and development expenses are presented net of participations received or accrued from the Office of the Chief Scientist, or OCS, the Binational Industrial Research and Development, or BIRD, Foundation, the Singapore-Israel Industrial Research and Development Fund, or SIIRD, and the Information Society Technology Fund, or IST. All research and development costs are expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic objectives.

During 2002, as a result of the growth in our revenues and the expected growth potential for both the DiskOnKey and the Mobile DiskOnChip products, we expanded our investments in research and development. At the same time, we reoriented our focus to be more market-driven. As a result, in 2002 and early 2003, we shifted some of our research and development resources, including employees and their related activities, to sales and marketing.  This resulted in the shifting of research and development expenses to selling and marketing expenses amounting to $0.8 million in 2002, and $3.6 million for the first nine months of 2003.  We expect research and development expenses to increase in the future as we continue to develop new products and product lines and enhance existing products.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in the sale, marketing and support of our products (including commissions payable to our independent sales representatives), as well as related trade shows, promotional and public relations expenses. During 2002, as a result of the growth in our revenues and the expected growth potential for both the DiskOnKey and the Mobile DiskOnChip products, we expanded our selling and marketing activities including shifting some of our research and development resources to selling and marketing.  We expect our selling and marketing expenses to increase in the future as we intend to pursue sales and marketing campaigns aggressively.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting, finance, legal and litigation, human resources, administrative and network and information systems personnel, facilities maintenance, professional fees and other general corporate expenses. As we add personnel and incur additional costs related to the growth of our business, we expect that general and administrative expenses will also increase.

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Financial Income, Net. Financial income, net consists primarily of interest earned on bank deposits, bonds and gains or losses from the sale of marketable securities during 2002 and from the conversion of monetary balance sheet items denominated in non-dollar currencies. Our financial income, net decreased during 2002 because of our reduced cash balance as compared to 2001 and because of a decrease in interest rates.  Our financial income, net decreased during the first nine months of 2003 as a result of a decrease in interest rates.

Taxes. Israeli companies are generally subject to income tax at the corporate rate of 36%. However, we are eligible for certain tax benefits due to our `approved enterprise` programs. These benefits should result in our income being tax exempt or taxed at a lower rate for a number of years after we begin to report taxable income.

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in our consolidated statements of operations.

	Nine Months ended September 30,
	2003	2002
Revenues	100.0%	100.0%
Cost of revenues	69.8	68.4

Gross profit	30.2	31.6
Operating expenses:
Research and development, net	12.4	19.2
Selling and marketing	17.0	20.6
General and administrative	4.4	6.7

Total operating expenses	33.8	46.5
Operating loss	(3.5)	(14.9)

Financial income, net	2.3	4.4
Loss before minority interest in losses of a subsidiary	(1.2)	(10.5)
Minority interest in losses of a subsidiary	0.1	---
Net loss	(1.1)%	(10.5)%

The following table sets forth, for the periods indicated, our revenues by product line.

	Nine Months ended September 30,
(dollars in millions)	2003	2002
	(unaudited)
DiskOnKey	49.5	19.3
DiskOnChip	18.1	16.5
Mobile DiskOnChip	8.4	1.6
FFD	4.0	5.2
Others	1.8	1.6

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Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

Revenues. Revenues for the nine months ended September 30, 2003 increased by $37.6 million, or 85%, to $81.8 million from $44.2 million for the nine months ended September 30, 2002. Sales of our DiskOnKey line of products increased by $30.1 million, or 156%, to $49.5 million and sales of our DiskOnChip line of products increased by $8.5 million, or 47%, to $26.5 million. The increase in revenues was attributable primarily to the continued penetration of our DiskOnKey product line and the initial roll-out of our Mobile DiskOnChip product, which generated $8.4 million in sales for the first nine months of 2003.

Gross Profit. Our gross profit for the nine months ended September 30, 2003 was $24.7 million, compared to a gross profit of $14.0 million for the nine months ended September 30, 2002. Our gross margins declined from 31.6 % for the nine months ended September 30, 2002 to 30.2% for the nine months ended September 30, 2003, due in part to an increase in the price of flash components as a result of a shortage in the supply of flash memory components.

Research and Development Expenses, Net. Our gross research and development expenses for the nine months ended September 30, 2003 increased by $2.0 million to $10.7 million, an increase of 22.5% from gross research and development expenses of $8.7 million for the nine months ended September 30, 2002. Our net research and development expenses for the nine months ended September 30, 2002 increased by $1.7 million to $10.1 million, an increase of 19.6% from net research and development expenses of $8.5 million for the nine months ended September 30, 2002. The increase in our gross research and development expenses is attributable to our decision to expand our investments in the development of new products.  As a percentage of revenues, our net research and development expenses decreased to 12.4% for the nine months ended September 30, 2003 from 19.2% for the nine months ended September 30, 2002.  During the nine months ended September 30, 2003, we recognized $84,000, $414,000, and $76,000 of research and development grants from SIIRD, IST and OCS, respectively, compared to $60,000, $212,000 and $0 of research and development grants we recognized from SIIRD, IST and OCS during the nine months ended on September 30, 2002.

Selling and Marketing Expenses. Selling and marketing expenses for the nine months ended September 30, 2003 increased by $4.8 million, or 53%, to $13.9 million from $9.1 million for the nine months ended September 30, 2002. This increase is attributable to the expansion of our sales and marketing efforts to target expected growth in the USB flash drive and multimedia mobile handset markets. As a percentage of revenues, our selling and marketing expenses decreased to 17.0% for the nine months ended September 30, 2003 from 20.6% for the nine months ended September 30, 2002.

General and Administrative Expenses. General and administrative expenses for the nine months ended September 30, 2003 increased by $0.6 million, or 20%, to $3.6 million from $3.0 million for the nine months ended September 30, 2002. This increase is attributable mainly to the expenses associated with an intellectual property litigation matter, which was settled in the third quarter of 2003. As a percentage of revenues, our general and administrative expenses decreased to 4.4% for the nine months ended September 30, 2003 from 6.7% for the nine months ended September 30, 2002.

Financial Income, Net. Financial income, net, for the nine months ended September 30, 2003 decreased slightly by $0.1 million to $1.9 million from $2.0 million for the nine months ended September 30, 2002, due mainly to lower interest rates.

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Minority Interest in Losses of Subsidiary. In July 2003, we established a subsidiary called Smart Caps Ltd. for designing consumer electronics applications for the DiskOnKey product line. The OCS has invested in Smart Caps, and currently holds 20.05% of the subsidiary's equity.  During the third quarter of 2003, we reported minority interest in the losses of Smart Caps of $70,000.

Net Income (Loss). For the reasons discussed above, for the nine months ended September 30, 2003 our net loss was $0.9 million compared to a net loss of $4.6 million for the nine months ended September 30, 2002.

Liquidity And Capital Resources

To date, we have funded our operations primarily through cash from operations and, to a much lesser extent, through government grants to support our marketing and research and development efforts. We completed our initial public offering in March 1993. In March 2000, we completed a secondary offering of our ordinary shares, which provided net proceeds to us of approximately $149.6 million.

As of September 30, 2003, our cash, cash equivalents, short-term bank deposits and short term and long term marketable securities were $93.8 million.

We had no indebtedness as of September 30, 2003.

On May 1, 2003, we entered into a share purchase agreement with Dr. Hans Wagner, a member of our Board of Directors, for the purchase of 500,000 unregistered ordinary shares.  The shares were issued in July 2003 for a total consideration of approximately $4.1 million.

On July 29, 2003 we announced a set of new agreements with Toshiba that replaced our existing arrangements with Toshiba.  These agreements broadened our existing strategic relationship with Toshiba.  Under the new agreements, Toshiba has committed to provide us with a specified portion of its flash component manufacturing capacity, and has improved, in many respects, the overall terms for the purchase from Toshiba of raw flash components and DiskOnChip products.  We also licensed to Toshiba our patents and certain other intellectual property rights, including those relating to our USB flash drive technology.  We expect Toshiba to utilize our intellectual property related to USB flash drives to develop and sell a USB flash drive that will compete with our DiskOnKey.  In addition, we also entered into various agreements with Toshiba establishing a venture designed to enable us and Toshiba to receive a percentage of the income attributable to a portion of sales of USB flash drives generated by the other party.  Under these agreements, both Toshiba and we have obligations to conduct a portion of our USB flash drive business through this venture.  Under the agreements, Toshiba and we will each receive a percentage of the income attributable to that portion of sales of USB flash drives generated by the other party.

As part of our broader relationship, in August, 2003, Toshiba invested $4.0 million in our company ($3.9 million net of issuance expenses), receiving 330,811 unregistered ordinary shares at a price per share of $12.0915.  In addition, we issued an option to Toshiba to purchase additional unregistered ordinary shares up to the number which would raise its total shareholding in our company (including all other ordinary shares owned by Toshiba) to 4.99% of our outstanding share capital at the time of exercise, at an exercise price equal to the closing price of our ordinary shares on Nasdaq on the last trading day before the day on which Toshiba exercises its option. The option is exercisable by Toshiba through August 1, 2004.

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Net cash used in operating activities for the nine months ended September 30, 2003 was $8.0 million, as compared to $3.4 million for the nine months ended September 30, 2002. This was attributable primarily to changes in our working capital to support a larger revenue base.  We expect that our principal uses of cash in the near future will be to fund increases in selling and marketing expenditures and research and development expenditures.  We cannot assure you that the uses will not be different.  In addition, we may also use cash for potential investments or expenditures to secure additional sources of supply for flash memory components and potential strategic acquisitions of, or investments in, related businesses, product lines and technologies. However, we currently have no commitments for any specific acquisitions or investments.

For the nine months ended September 30, 2003, the aggregate amount of our capital expenditures was $1.6 million.  These expenditures were principally for the purchases of computer equipment and leasehold improvements.

Taxation

Israeli companies are subject to corporate tax at the rate of 36%. However, the effective rate of tax of a company that derives income from an `approved enterprise` may be considerably lower.  Most of our production facilities have been granted `approved enterprise` status under six separate programs pursuant to Israel`s Law for the Encouragement of Capital Investments, 1959 (the "Investment Law").  Reference is made to Item 10.E "Additional Information - Taxation - Law for the Encouragement of Capital Investments, 1959" in our Annual Report on Form 20-F for the year ended December 31, 2002 for a discussion of the tax benefits resulting from such status.

For the nine months ended September 30, 2003, we incurred losses for tax purposes. Accordingly, we did not provide for taxes on income in the reported periods.

Inflation

Most of our sales are made in U.S. dollars, and most of our expenses are incurred in dollars or NIS.  We have not been materially affected by changes in the rate of inflation in Israel. Inflation in the U.S. and our other markets has not had a material effect on our results of operations.

Functional Currency

The U.S. dollar is the primary currency in the economic environment in which we operate. Most of our sales are made outside of Israel and are denominated in dollars. Most of our purchases of materials and components are made outside of Israel and are denominated in dollars. In addition, most marketing and service costs are incurred in dollars. As a result, our functional and reporting currency is the U.S. dollar.

Recent Development

In October 2003, Jaco Electronics, Inc. (one of our distributors) filed a claim against our U.S. subsidiary. In this action, the claimant alleged, among other things, that there was fraud and misappropriation in connection with Jaco's purchase of the assets of Reptron Electronics, Inc. (a former distributor of ours). The claimant is demanding monetary damages in an amount of not less than $10.4 million plus punitive damages. We intend to vigorously defend the case. We filed a motion to dismiss the complaint on December 12, 2003. Briefing is continuing on that motion. At this stage, we are unable to estimate the financial consequences, if any, of this action.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	December 30, 2003	By:	/s/ Etan Mogilner
Associate General Counsel

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